June 9, 2014

VIA EDGAR AND EMAIL

Nicholas P. Panos, Esq.
Senior Special Counsel
U.S. Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street NE
Washington, D.C. 20549

Re:	Cliffs Natural Resources Inc.
June 4th letters sent in response to March 11 and May 29, 2014 comment letters
Amendment No. 1 to Preliminary Proxy Statement filed June 5, 2014 on Schedule 14A
File Number: 001-08944

Dear Mr. Panos:

On behalf of our client, Cliffs Natural Resources Inc., an Ohio corporation (“Cliffs” or the “Company”), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated June 6, 2014, with respect to the filings referenced above. Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the preliminary proxy statement (“Amendment No. 2”) with the Commission. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold text, followed in each case by our response on behalf of the Company.

1.
We have read the analysis offered in reply to our prior comment number ten in our letter dated March 11, 2014 and prior comments two and three from our letter dated May 29, 2014. While we understand the position expressed, we disagree with the conclusion that implies the continued unqualified use of the term “control” does not contravene Rule 14a-9 in the context described within those comments. The participants (other than the nominees) in the counter-solicitation will not, as a matter of fact and law, be obtaining "control" of the Board or Cliffs in the event that their proxy solicitation is fully successful. Reference to a "control premium" also incorrectly implies that that the participants (other than the nominees) have acquired a controlling equity ownership interest in Cliffs, as opposed to simply exercising their rights as stockholders of the issuer to nominate a slate of new directors. We also noticed that the response letters seemed to tacitly acknowledge these points by alternatively referring to “effective” control as distinguished from unqualified control. Please confirm that future references to “control” and “control premium” when describing the results of a successful counter-solicitation will be appropriately qualified in the disclosure, or advise.

Nicholas P. Panos, Esq.
Office of Mergers & Acquisitions
Securities and Exchange Commission
June 9, 2014

Response: The Staff’s comment is noted, and we confirm on behalf of the Company that future references to control will be properly qualified.

2.
We note the response to prior comment number four on the initial proxy statement filing. Under the heading “Background of Solicitation” at page 24, please revise the disclosure to state, if true, that the March 20, 2014 proposed settlement agreement provided by Casablanca is the sole settlement offer made thus far and that Cliffs rejected such offer of settlement.

Response: We confirm on behalf of the Company that the March 20, 2014 proposed settlement agreement provided by Casablanca is the sole settlement offer made thus far by Casablanca and that Cliffs rejected such offer of settlement. We have revised the proxy statement disclosure on page 23 of Amendment No. 2 in regard to this comment.

3.
We note the response to prior comment number eight on the initial proxy statement filing. Please provide us with a legal analysis in support of the understanding that brokers will maintain the authority to vote on routine proposals in the absence of instructions notwithstanding the fact the election of directors is contested. To the extent a legal foundation exists to support this understanding, please disclose it in the proxy statement.

Response: The Staff’s comment is noted. The disclosure has been revised on page 12 of Amendment No. 2 to specify that brokers will not have authority to vote on routine matters in light of the pending proxy contest.

4.
In the letter to shareholders filed with the proxy statement, as well as on pages four and 22 of the proxy statement, Cliffs states "[it] believe[s] that Casablanca's director nominations are intended to pressure Cliffs to adopt Casablanca's previously stated strategic plans, which the Board does not believe are in the best interests of Cliffs' shareholders." Please remove these statements or revise include a reasonable factual basis justifying the statements’ inclusion.

Response: The Staff’s comment is noted. The Company respectfully submits that Casablanca’s nominees, while perhaps some of whom are nominally independent of Casablanca, have by virtue of their participation in Casablanca’s proxy solicitation endorsed Casablanca’s agenda and stated plans for the Company, thereby supporting the reasonable expectation that they would effectuate such agenda and plans in the event that they were elected and were to constitute a majority of the members of the Company’s Board of Directors, including the Chairman position. The Company believes that shareholders should be made aware of the fact that electing all of Casablanca’s nominees would therefore have the likely result of allowing Casablanca to put its platform into effect. Consequently, the Company believes that it is both appropriate and advisable to make sure that the Company’s shareholders are informed of this fact and able to take it into account when making their voting decisions. We have provided additional disclosure in response to the Staff’s comment on pages 4 and 22 of Amendment No. 2.

Say-on-Pay Implications, pages 8 and 38 of Amendment No. 1 to Schedule 14A

5.
Please revise the statement that the "low Say-on-Pay vote result in 2013 was due mainly to poor share price performance" to qualify this explanation by indicating , if true, that the belief was based on two shareholders who voted against the proposal in 2013 and who explained their reasons to the Company, or provide additional factual basis for this assertion.

Nicholas P. Panos, Esq.
Office of Mergers & Acquisitions
Securities and Exchange Commission
June 9, 2014

Response: In response to the Staff’s comment, the proxy statement disclosure has been revised on pages 8 and 38 of Amendment No. 2.

Director Nominees recommended by the Cliffs Board, page 8; and Proposal 1, Election of Directors, page 22 of Amendment No. 1 to Schedule 14A

6.
Revise to clarify, if true, that due to the Cliffs Board of Directors’ decision not to nominate Susan M. Cunningham or Andres R. Gluski for re-election, nor to nominate replacement candidates, Cliffs will nominate only nine individuals for election to the Board of Directors. Alternatively, because of the uncertainty created by the use of the term “intention,” revise to indicate, if true, that the Board reserves the right to nominate additional individuals, and in the event the Board determines to nominate additional director candidates, it will supplement the proxy statement to disclose all information required about their candidacy.

Response: In response to the Staff’s comment, the proxy statement disclosure has been revised on page 22 of Amendment No. 2 to clarify that the Board is not nominating Susan M. Cunningham or Andres R. Gluski for re-election, nor is it nominating replacement candidates, but that it reserves the right to nominate Susan M. Cunningham, Andres R. Gluski or another individual in lieu of one of the Board’s other nine nominees. If the Board determines to do so, it will supplement the proxy statement to disclose all information required about their candidacy.

Board Leadership Structure, page 15 of Amendment No. 1 to Schedule 14A

7.
We note disclosure that Cliffs’ Board separated the roles of the Chairman of the Board and CEO “consistent with its ongoing commitment to best practices in corporate governance.” Please revise to provide a reasonable factual foundation to support and establish how separating the roles of CEO and Chairman of the Board is consistent with corporate governance best practices as well as Cliffs’ “ongoing commitment” to such practices.

Response: The Company respectfully submits that both academic papers and practitioner-oriented literature routinely call for separation of the chair and CEO roles, as do a variety of best practice codes and guidelines.  For example, ISS recommends that shareholders “[g]enerally vote for shareholder proposals requiring that the chairman’s position be filled by an independent director.” Further, the UK Corporate Governance Code, June 2010 (at s. A.2.1; A.3.1) requires that the roles of Chairman and CEO be exercised by separate individuals and that the Chairman be independent. The UK Corporate Governance Code notes that “[t]here should be a clear division of responsibilities at the head of the company between the running of the board and the executive responsibility for the running of the company’s business. No one individual should have unfettered powers of decision.” The Company respectfully submits that, in light of this literature and guidance, the Company’s decision to separate the roles of Chairman and CEO was driven by a commitment to best practices in corporate governance. In response to the Staff’s comment, the proxy statement disclosure has been revised on page 15 of Amendment No. 2.

Certain Litigation. Page 24 of Amendment No. 1 to Schedule 14A

8.	We noticed that the “Board will consider whether Casablanca’s nominees should be approved for purposes of its senior notes indenture in due course should Casablanca continue to seek

Nicholas P. Panos, Esq.
Office of Mergers & Acquisitions
Securities and Exchange Commission
June 9, 2014

control of Cliffs’ Board.” Aside from the objectionable reference to Casablanca seeking control of Cliffs’ Board given that such a characterization omits to advise security holders that Casablanca will possess no such objectively determinable control and that the director nominees, if elected, will be required to discharge fiduciary duties, please supplement this disclosure cited from the press release to indicate the legal impact of such an approval on any potential change of control payments.

Response: In response to the Staff’s comment, the proxy statement has been revised on page 24 of Amendment No. 2 to indicate the legal impact of such an approval on any potential change of control payments.

Information Concerning Director Nominees, page 28 of Amendment No. 1 to Schedule 14A

9.	We note your description of Richard K. Riederer’s insight as “invaluable.” Please provide a reasonable factual basis for this description or remove from the proxy statement.

Response: In response to the Staff’s comment, the referenced language has been deleted from Amendment No. 2.

Proposal 3..., page 70 of Amendment No. 1 to Schedule 14A

10.
The discussion regarding Cliffs’ commitment to excellence in corporate governance intimates that Cliffs has partially elected, on its own volition, to include a proposal enabling shareholders to vote upon and approve, on an advisory basis, Cliffs’ named executive officer compensation. To the extent that the decision to include this proposal was governed by applicable law and a vote that took place in 2011 regarding the shareholders’ preference regarding the frequency of such votes, please revise to remove the implication that Cliffs’ decision to act in compliance with federal securities law and a past shareholder vote equates to a demonstrated commitment to “excellence in governance.”

Response: In response to the Staff’s comment, the proxy statement has been revised on page 70 of Amendment No. 2 to remove any such implication.

*        *        *

The Company has authorized us to advise the Staff that it acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Nicholas P. Panos, Esq.
Office of Mergers & Acquisitions
Securities and Exchange Commission
June 9, 2014

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact either of the undersigned, at (212) 403-1309 for David Katz or (216) 586-7302 for James Dougherty.

Very truly yours,

/s/ James P. Dougherty    /s/ David A. Katz
James P. Dougherty        David A. Katz

cc: James Graham
Cliffs Natural Resources Inc.